Exhibit 99.8

EXECUTION VERSION

Confidential

EXCHANGE AGREEMENT

Selina Hospitality PLC
27 Old Gloucester Street
London WC1N 3AX
United Kingdom

Ladies and Gentlemen:

This EXCHANGE AGREEMENT (this “Exchange Agreement”) is being entered into as January 25, 2024 (the “Exchange Date”), by and among Selina Hospitality PLC, a public limited company duly organized and existing under the laws of England and Wales (the “Company”), Osprey International Limited, registered in Cyprus with number HE385659 (“Osprey”, and Osprey or an affiliate thereof, the “Investor”), and Kibbutz Holding S.À.R.L., a company incorporated under the laws of Luxembourg, and registered with the Luxembourg Trade and Companies Register under number B254087 (“Kibbutz”).

WHEREAS, the Company has previously issued 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”) to certain investors in an aggregate principal amount at maturity of $147,500,000;

WHEREAS, the Notes were issued pursuant to that certain Indenture (the “Indenture”), dated as of October 27, 2022, between the Company, as Issuer, and Wilmington Trust, National Association, as trustee (in such capacity, the “Old Trustee”);

WHEREAS, Kibbutz beneficially owns $14,700,000 aggregate principal amount of the 2026 Notes (such Notes beneficially owned by Kibbutz, the “Old Notes”);

WHEREAS, Kibbutz desires to exchange the Old Notes in full for: (i) a 6.00% Secured Convertible Note due 2029 in a principal amount of $10,000,000 (the “Exchange Note”), on terms, such that Osprey shall receive the newly issued Exchange Note directly from the Company; (ii) 23,500,000 ordinary shares of the Company with a nominal value of $0.005064 each (rounded to six decimal places) (“Ordinary Shares”) (such Ordinary Shares, the “Exchange Shares”), such Exchange Shares to be issued directly to Osprey, and, together with the Exchange Note, the “Exchange Securities”), and as directed by Kibbutz and agreed among the parties hereto, the Company desires to issue to Osprey the Exchange Securities in exchange for the cancellation of the Old Notes, including the cancellation of any and all outstanding principal and accrued interest thereon, which is part of a wider restructuring of the 2026 Notes, whereby certain other institutional accredited investors who are holders of 2026 Notes (the “Other Investors”) are exchanging their 2026 Notes for newly issued Senior Secured Notes due 2029 under a new Indenture, Ordinary Shares and Warrants on the day hereof (collectively, the “Note Restructuring”);

WHEREAS, concurrently with the Note Restructuring, the Investor is making certain new equity investments into the Company, as disclosed in more details under the heading “New Osprey Investment Arrangements” included in the Company’s Current Report on Form 6-K (the “December 6-K”), furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023 (the “Investment”);

WHEREAS, concurrently with the Note Restructuring, certain warrants held by Kibbutz would be repriced to $0.01 per share as described in the December 6-K;

WHEREAS, concurrently with the execution of this Exchange Agreement, the Company will enter into exchange agreements (the “Other Exchange Agreements” and together with this Exchange Agreement, the “Exchange Agreements”) with the Other Investors, which are on substantially the same terms as the terms of this Exchange Agreement (it being understood that Kibbutz’s Exchange Note to be issued to Osprey will be a different series of notes than the Other Investors’ Senior Secured Notes due 2029, as the Exchange Note is convertible into Ordinary Shares, rather than being senior secured notes, but otherwise having substantially similar terms), pursuant to which such Other Investors shall agree to exchange on the Closing Date their 2026 Notes and an amount of Ordinary Shares and Warrants as reflected in the Other Exchange Agreements; and

WHEREAS, the Investors understand that in connection with the Note Restructuring, the Company launched a consent solicitation through DTC, seeking consents to amend certain terms of the 2026 Notes (the “Consent Solicitation”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Exchange.

a. Kibbutz hereby irrevocably agrees to surrender the Old Notes to the Company, such surrender to have the effect that the Old Notes are thereby cancelled (without being acquired by the Company) and the Company hereby irrevocably agrees to issue the Exchange Securities directly to the Investor, in exchange for, and upon such surrender of the Old Notes by Kibbutz, in each case subject to the terms and conditions set forth herein (such surrender and issuance, the “Exchange”).

b. In the event that as a result of the Exchange, fractional Ordinary Shares would be required to be issued, such fractional shares shall be rounded up or down to the nearest whole share.

c. The Exchange is intended to be an “offshore” transaction exempt under Regulation S (“Regulation S”) of the Securities Act of 1933, as amended (the “Securities Act”).

2. Closing.

a. The consummation of the Exchange contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., New York City time, at the offices of Greenberg Traurig, LLP, The Shard, 32 London Bridge Street, London SE1 9SG (the “Closing”) on the latest of (a) January 31, 2024; (b) such date as the conditions to Closing set forth in Section 3 are satisfied or waived; and (c) such other time and place as the Company and the Investor may agree in writing (such latest date, the “Closing Date”).

b. Subject to the terms and conditions of this Exchange Agreement, Kibbutz hereby sells and surrenders to the Company, all right, title and interest in the Old Notes (such surrender to have the effect that the Old Notes are cancelled thereby, without being acquired by the Company), waives any and all other of its rights with respect to such Old Notes and under the Indenture and releases and discharges the Company from any and all claims Kibbutz may now have, or may have in the future, arising out of, or related to, such Old Notes, including, without limitation, any claims arising from any existing or past defaults under the Old Notes or the Indenture, or any claims that Kibbutz is entitled to receive additional interest with respect to the Old Notes.

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c. At or prior to 9:30 a.m., New York City time, on the Closing Date, Kibbutz agrees to surrender the Old Notes to the Company (such surrender to have the effect that the Old Notes are cancelled thereby, without being acquired by the Company), by directing the eligible participant of The Depository Trust Company (“DTC”) through which Kibbutz holds a beneficial interest in the Exchange Note to submit a withdrawal instruction through DTC’s Deposits and Withdrawal at Custodian (“DWAC”) program to the Old Trustee, for cancellation of the Old Notes. Contemporaneously, Kibbutz hereby directs the Company, and the Company agrees, to issue on the Closing Date (i) the Exchange Note in the form annexed hereto in Exhibit A (the “New Note”), and (ii) 23,500,000 of new Ordinary Shares, to be issued by the Company through Computershare Trust Company, N.A., as transfer agent for the Ordinary Shares (the “Share Transfer Agent”) in the form of depositary receipts, directly to Osprey.

d. Kibbutz acknowledges that the DWAC Withdrawal of the Old Notes must be posted no later than 9:00 a.m., New York City time, on the Closing Date and that if it is posted before the Closing Date, then it will expire unaccepted and must be resubmitted on the Closing Date.

e. On the Closing Date, subject to satisfaction of the conditions precedent specified in this Exchange Agreement, the Company hereby agrees to deliver the Exchange Securities to Osprey in manually signed physical form (provided that for purposes of the Closing, the delivery of pdf or other electronic copies of such Exchange Securities shall be sufficient; provided further that the Company shall deliver original certificates thereof to Osprey at the address set forth in Section 7(v)).

f. Unless this Exchange Agreement has been validly terminated pursuant to Section 6 hereof, neither the failure of the Closing to occur on the Closing Date shall (x) terminate this Exchange Agreement, (y) be deemed to be a failure of any of the conditions to Closing set forth in Section 3(c) hereof, or (z) otherwise relieve any party of any of its obligations hereunder, including Kibbutz’s obligation to surrender the Old Notes in exchange for delivery of the Exchange Securities to Osprey at the Closing in the event the Closing occurs on another date.

g. For purposes of this Exchange Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

3. Closing Conditions.

a. The obligation of Kibbutz to consummate the Exchange pursuant to this Exchange Agreement and the obligation of Osprey to take delivery of the Exchange Securities shall be subject to the following condition, which may be waived in writing solely with respect to itself by Kibbutz or the Investor, as applicable, in its discretion:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby, and no such governmental authority shall have instituted a proceeding seeking to impose any such restraint or prohibition

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b. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) The respective representations and warranties of the Investor and Kibbutz contained in this Exchange Agreement are true and correct in all material respects (other than (x) representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects, or (y) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor and Kibbutz of each of the respective representations and warranties of such person contained in this Exchange Agreement as of the Closing; and

(ii) The Investor and Kibbutz shall have performed, satisfied and complied in all material respects with all respective covenants, agreements and conditions required by this Exchange Agreement to be performed, satisfied or complied with by them at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing.

c. The obligation of the Investor to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Investor of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Exchange Agreement are true and correct in all material respects (other than (A) representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified date) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Exchange Agreement as of the Closing; and

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Exchange Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing;

(iii) Osprey shall have received a legal opinion of Greenberg Traurig, LLP, outside counsel to the Company, dated on the Closing Date, in a form reasonably acceptable to Osprey;

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(iv) The Company shall have (A) duly executed and delivered to the Investor the New Note and (B) issued to the Investor such number of applicable Exchange Shares being purchased by the Investor at the Closing and delivered to the Investor a Direct Registration System (DRS) statement from the Share Transfer Agent showing the Investor as the owner of the Exchange Shares on and as of the Closing Date.

(v) the Company shall have delivered to Osprey a certified copy of the certificate of incorporation and articles of association of the Company within ten (10) business days prior to the Closing Date;

(vi) the Company shall have delivered to Osprey a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (a) the resolutions of its board of directors regarding the agreements and transactions contemplated hereby in a form reasonably acceptable to Osprey, (b) the governing documents of the Company, each as in effect at the Closing;

(vii) the Company shall have notified the Nasdaq Global Market (the “Principal Market”), of the transactions contemplated hereby, including the applicable listing of additional shares notification to the Principal Market, and as of the Closing Date, the Principal Market shall not have made any objection (not subsequently withdrawn) to the Company that the consummation of the transactions contemplated hereby would violate the Principal Market’s listing rules applicable to the Company and the Exchange Shares shall have been approved for listing on the Principal Market;

(viii) to the extent required to give effect to the Company’s obligations pursuant to this Exchange Agreement, on or prior to the Closing Date, the Company shall have delivered all irrevocable instructions to, and shall have received acknowledgement from, each relevant transfer agent, depositary or clearing system in order for the Company to perform its obligations pursuant to this Exchange Agreement;

(ix) the execution of the Old Note Consent Solicitation by no less than 80% of the existing noteholders;

(x) the Company shall have obtained, as of the Closing Date, all governmental or regulatory consents and approvals, if any, necessary for the sale and issuance of the Exchange Shares; and

(xi) the quotation or listing of the Ordinary Shares on the Principal Market shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market, nor shall suspension have been threatened as of the Closing Date, either by the SEC or the Principal Market or by virtue of the Company falling below the continued listing requirements of the Principal Market, other than the Nasdaq notice received by the Company and disclosed in its Current Report on Form 6-K on September 12, 2023.

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4. Company Representations and Warranties. The Company represents and warrants to the Investor and Kibbutz that:

a. The Company (i) is a public limited company validly existing under the laws of England and Wales, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Exchange Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Exchange Agreement, a “Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Exchange Agreement; provided, however, that, in the case of clause (a), none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been a Company Material Adverse Effect: (i) any change or proposed change in or change in applicable law or generally accepted accounting principles applicable to the Company (including, in each case, the interpretation thereof) after the date of this Exchange Agreement; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, mudslide, wildfire, natural disaster, epidemic, disease outbreak, pandemic (including, for the avoidance of doubt, the novel coronavirus, SARS-CoV-2 or COVID-19 and all related strains and sequences) or other acts of God, (vi) any actions taken or not taken by the Company as required by this Exchange Agreement.

b. As of the Closing Date, the Exchange Note and the Exchange Shares will be duly authorized and, when issued and delivered to Osprey against surrender of the Old Notes by delivery of the Exchange Note and the Exchange Shares in accordance with the terms of this Exchange Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other applicable laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”), and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of England and Wales.

c. The Exchange Securities are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the Investor or any other holder of the Exchange Securities to pledge, sell, assign or otherwise transfer the Exchange Securities under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in the New Note and Section 4(d) of this Exchange Agreement with respect to the status of the Exchange Securities as “restricted securities” or “control securities” under the Securities Act.

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d. Each of this Exchange Agreement and the Exchange Securities has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Investor and Kibbutz, as applicable, this Exchange Agreement and the Exchange Note shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

e. The execution and delivery of this Exchange Agreement, the issuance and sale of the Exchange Note and the Exchange Shares and the compliance by the Company with all of the provisions of this Exchange Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities.

f. Assuming the accuracy of the representations and warranties of the Investor and Kibbutz, as applicable, save as set out herein, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization in connection with the execution, delivery and performance of this Exchange Agreement (including, without limitation, the issuance of the Exchange Securities), other than (i) notifications or applications to list additional shares required by the Principal Market, (ii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (iii) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain, make or give would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s legal authority to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities.

g. Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Exchange Securities, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

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h. Assuming the accuracy of all of the Investor’s representations and warranties set forth in Section 4 of this Exchange Agreement, no registration under the Securities Act is required for the issuance of the Exchange Securities by the Company to the Investor. The Exchange Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. No directed selling efforts (as defined in Rule 902 of Regulation S) have been made by any of the Company, any of its affiliates or any person acting on its behalf with respect to any Exchange Securities that are not registered under the Securities Act; all such persons have complied with the offering restrictions requirement of Regulation S; none of such persons has taken any actions that would result in the sale of the Exchange Securities to the Investor hereunder requiring registration under the Securities Act; and the Company is a “foreign issuer” (as defined in Regulation S).

i. Except for such matters as have not had a Company Material Adverse Effect, the Company is in compliance with all English, and U.S. state and federal laws applicable to the conduct of its business. The Company has not received any communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect as of the date hereof, there is no (i) action, lawsuit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

j. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial offer of the Exchange Securities not being exempt from the registration requirements of Section 5 of the Securities Act.

k. The Company is not, and immediately after receipt of consideration for the Exchange Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

l. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Exchange Securities may be pledged by Osprey in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Exchange Securities hereunder, and Osprey effecting a pledge of Exchange Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Exchange Agreement, provided that such pledge shall be pursuant to an available exemption from the registration requirements of the Securities Act.

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m. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and all the foregoing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, as of their respective filing dates, and at the time they were filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with international financial reporting standards (“IFRS”) (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of an unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of each of the Company and its subsidiaries, on a consolidated basis, at the respective dates thereof and the results of operations and cash flows for the periods indicated. The Company is not currently planning to amend or restate any of its financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate its financial statements, in each case, in order for any of its financial statements to be in material compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of its financial statements or that there is a need for the Company to do so.

n. Other than as disclosed publicly (including in the SEC Documents), since October 31, 2020 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, prospects, operations, condition (financial or otherwise), results of operations of the Company and its subsidiaries, taken as a whole, and there is no change known to the Company or any facts or circumstances that would reasonably be expected to give rise to or cause such a change, other than as disclosed to Osprey. The Company has not sought protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, and, none of its creditors has initiated or, to the knowledge of the Company, has threatened to initiate, involuntary bankruptcy proceedings against the Company or any of its subsidiaries. The Company and its subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to this Exchange Agreement and the transactions contemplated hereby and thereby to occur at or subsequent to Closing, will not be insolvent.

o. No event, liability, development or circumstance has existed or exists, or is contemplated to occur, as the date hereof or as of the Closing Date (as applicable), with respect to the Company, its subsidiaries or their respective business, properties, prospects, operations or financial condition that required disclosure by the Company on a Current Report or Form 6-K, or would require disclosure on Form 6-K within the four business days following the date hereof or the Closing Date (as applicable) upon such occurrence, and that has not been filed with the SEC.

p. Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries, except in all cases for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since October 27, 2022, (i) the issued and outstanding Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market, other than the Nasdaq notice received by the Company and disclosed in its Current Report on Form 6-K on September 12, 2023.

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q. None of the officers, directors or employees of the Company or any of its subsidiaries is presently party to any transaction with the Company or any of its subsidiaries that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act and that has not been disclosed in the SEC Documents.

r. As of the date hereof, the issued share capital of the Company consisted of 109,260,826 Ordinary Shares. All of such outstanding shares are duly authorized and have been validly issued and fully paid. All of such outstanding shares are duly authorized and have been, or upon issuance, will be, validly issued and fully paid. Other than as disclosed to Osprey (including the capitalization table provided to the Investors in connection herewith) or as disclosed publicly (including in the SEC Documents):

(i) there are no outstanding options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional capital stock of the Company or options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company;

(ii) there are no outstanding securities or instruments of the Company which contain redemption or similar provisions;

(iii) there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; and

(iv) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Exchange Shares.

s. Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents), as of September 30, 2023, the Company did not have (save for any intra-company or intra-group amounts) any Indebtedness (as defined in the Indenture) with a value in excess of $10,000,000 or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

t. The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

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u. There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the actual knowledge of the Company, without inquiry, threatened against of affecting the Company (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Exchange Agreement or the Ordinary Shares.

v. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged, except where the failure to be so insured would not have a Material Adverse Effect.

w. The Company has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except, (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such subsidiary, as appliable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

x. Subject to the material weaknesses identified in the Company’s 2022 annual report on Form 20-F filed by the Company on April 28, 2023, (i) the Company maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (ii) the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in reports it filed or submits under the Exchange Act and under the Companies Act 2006 (UK) (“Companies Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Companies Act, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the Companies Act is accumulated and communicated to the Company’s management.

y. The Company has not, and to its knowledge no on acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Exchange Shares.

z. The Company acknowledges that its obligation to issue Exchange Shares pursuant to the terms of this Exchange Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

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aa. All disclosure provided to Osprey regarding the Company and its subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Company or any of its subsidiaries is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Investor does not make or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 5 hereof.

bb. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants formerly or presently employed by the Company. The Company’s position with respect to any fees owed to its accountants could not reasonably be expected to affect the Company’s ability to perform any of its obligations under this Exchange Agreement.

cc. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its subsidiaries and their respective officers, directors, employees and agents with Anti-Corruption Laws and applicable economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (a) the United States government, (b) the United Nations, (c) the European Union and any EU member state, (d) the United Kingdom, (e) the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the United States Department of State and His Majesty’s Treasury (“Sanctions”), and the Company, its subsidiaries and their respective officers and directors and, to the knowledge of the Company, its employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Company being designated as a Restricted Person. No issuance of the Exchange Securities or the transactions contemplated hereby will violate Anti-Corruption Laws or applicable Sanctions. “Restricted Person” means: (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or any other list of prohibited or restricted parties promulgated by OFAC, the Department of Commerce, or the Department of State (“Consolidated Sanctions Lists”), or a person or entity prohibited or restricted by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by, acting on behalf of, or controlled by, one or more persons described in subsections (i) or (ii), (iv) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Myanmar, Venezuela, Syria, the Crimea and the non-government controlled areas of the Zaporizhzhia and of the Kherson Regions of Ukraine and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (v) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, or Unverified List (“BIS Lists”), (vi) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (vii), a “Restricted Person”).

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dd. The operations of the Company are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements and anti-money laundering statutes of all applicable jurisdictions, to the extent applicable, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Agency involving the Company, any of its affiliates with respect to Anti-Money Laundering Laws is pending or, so far as the Company is aware, threatened.

ee. Neither the Company nor any director or officer of the Company has (i) made, offered, promised, or requested, agreed to receive, taken or accepted a financial or other advantage that would constitute an offence under the Bribery Act 2010; (ii) bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company; (iii) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iv) made or taken an act in furtherance of an offer, promise or authorisation of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organisation, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (v) violated or is in violation of any Anti-Corruption Law; or (vi) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. “Associated Person” has the meaning given in section 8 of the Bribery Act 2010.

ff. The Company has instituted, maintained and enforced, and will continue to maintain and enforce policies and procedures reasonably designed to promote and ensure compliance with all applicable Anti-Corruption Laws. “Anti-Corruption Laws” means: (i) the Bribery Act 2010; (ii) the Foreign Corrupt Practices Act 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time; and (iii) any other applicable law in any applicable jurisdiction which (1) prohibits the offering, promising, or giving, or requesting, agreeing to receive or accepting of a gift, payment or other financial or other benefit or advantage on any person or any officer, employee, agent or adviser of any such person; and/or (2) was intended to enact the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1977 or is broadly equivalent to Error! Reference source not found. or Error! Reference source not found. or which otherwise has as its objective the prevention of corruption.

gg. Neither the Company nor any director or officer of the Company, nor, so far as the Company is aware, any employee, agent, affiliate, Associated Person or other person associated with or acting on behalf of the Company has been investigated or is involved in an investigation (as a witness or possible suspect), inquiry, proceedings or is subject to a pending or threatened investigation in relation to any of the matters set out in paragraph dd above by any Agency, and so far as the Company is aware, no such investigation, inquiry or proceedings have been threatened or are pending.

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5. Investor Representations and Warranties. Each of Kibbutz and Osprey, severally and not jointly, and as applicable, represents and warrants to the Company (in respect of itself only) that as of the date hereof:

a. It (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Exchange Agreement.

b. This Exchange Agreement has been duly executed and delivered by it, and assuming the due authorization, execution and delivery of the same by the Company, this Exchange Agreement shall constitute the valid and legally binding obligation of such person, enforceable against such person in accordance with its terms, subject to the Enforceability Exceptions.

c. Osprey is acquiring the Exchange Securities in an offshore transaction not involving any public offering within the meaning of the Securities Act and permitted under Regulation S, and Osprey is not acquiring the Exchange Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Osprey is not an entity formed for the specific purpose of acquiring the Exchange Securities.

d. Each of the Investor and Kibbutz understands that the Exchange Securities have not been registered under the Securities Act or any U.S. state securities laws.

e. Osprey acknowledges and agrees, except as otherwise provided herein, that the Exchange Securities may not be offered, resold, transferred, pledged (other than in connection with ordinary course prime brokerage relationships) or otherwise disposed of by it absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S under the Securities Act) or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including Rule 144), and, in each of cases (ii) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry positions or certificates representing the Exchange Securities shall contain a restrictive legend or notation to such effect. Osprey understands and agrees the Exchange Securities will be subject to transfer restrictions under applicable securities laws and as a result of these transfer restrictions, Osprey may not be able to readily offer, resell, transfer, pledge (other than in connection with ordinary course prime brokerage relationships) or otherwise dispose of the Exchange Securities and may be required to bear the financial risk of an investment in the Exchange Securities for an indefinite period of time. It understands that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, pledge, transfer or disposition of any of the Exchange Securities. For purposes of this Exchange Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Exchange Agreement.

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f. Except for the representations and warranties contained in this Section 5, the Investor makes no express or implied representation or warranty, and hereby disclaims any such representation or warranty with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated herein.

g. Each of the Investor and Kibbutz represents that it is not a United States person for U.S. federal income tax purposes.

h. Kibbutz is the sole beneficial owner of $14,700,000 aggregate principal amount of Old Notes and it has good, valid and marketable title to such Old Notes, free and clear of any free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto (collectively, “Liens”) (other than pledges or security interests that the Investor may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker). Kibbutz has not, in whole or in part, except as described in the preceding sentence, (a) assigned, transferred, hypothecated, pledged, exchanged or otherwise disposed of any of its rights, title or interest in or to such Old Notes, or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Old Notes. Upon Kibbutz’s delivery of such Old Notes to the Company pursuant to the Exchange, the Company will acquire good, marketable and unencumbered title to the Old Notes, free and clear of all Liens.

6. Termination. This Exchange Agreement shall terminate and be of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) upon the mutual written agreement of the Company and each of the Investor and Kibbutz to terminate this Exchange Agreement, (b) the Closing Date not having occurred on or before January 31, 2024, or (c) if, on the Closing Date, any of the conditions to Closing set forth in Section 3 of this Exchange Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Exchange Agreement are not consummated; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including, for the avoidance of doubt, the Investor’s or Kibbutz’s willful breach of Section 3(b) of this Exchange Agreement with respect to its representations, warranties and covenants as of the date of the Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

7. Miscellaneous.

a. Neither this Exchange Agreement nor any rights that may accrue to the parties hereunder (other than the Exchange Securities acquired hereunder) may be transferred or assigned.

b. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address and for the attention of the individual set out opposite the relevant party’s name in the table below or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7(b). A party may change its notice details below upon 10 business day’s prior written notice to all of the other parties.

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Party name and contact	Address	Email
The Company	c/o Selina Hospitality PLC 27 Old Gloucester Street London WC1N 3AX	companysecretary@selina.com
Osprey	9E Foti Pitta Street, 1065, Nicosia, Cyprus	giorgos.georgiou@osprey-investments.com
Kibbutz	5 rue Guillaume J. Kroll, Luxembourg 1882, Luxembourg	david@dekelholdings.com

c. Each of the Investor and Kibbutz acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties made by Investors contained in this Exchange Agreement. Prior to the Closing, each of the Investor and Kibbutz agrees to promptly notify the Company if either of them becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such person set forth herein are no longer accurate in all material respects. The Company acknowledges that each of the Investor, Kibbutz and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Exchange Agreement.

d. Each party hereto is irrevocably authorized to produce this Exchange Agreement or a copy hereof to any interested party as requested or required by law, rule or regulation in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided that, with respect to production by the Company, such party will provide each Investor with at least three (3) business days’ prior written notice of such production to the extent legally permissible and subject to Section 7(s).

e. Regardless of whether the Closing occurs and unless otherwise agreed between the Company and each of the Investor and Kibbutz, each such person shall pay all of their own expenses in connection with this Exchange Agreement and the transactions contemplated herein.

f. Regardless of whether the Closing occurs, the Company shall be solely responsible for and shall bear all costs and expenses incurred by or on behalf of the Company in connection with this Exchange Agreement.

g. Neither this Exchange Agreement nor any rights that may accrue to the Investor or Kibbutz hereunder (other than the Exchange Securities acquired hereunder) may be transferred or assigned. Neither this Exchange Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned. Notwithstanding the foregoing, the Investor and Kibbutz may assign their respective rights and obligations under this Exchange Agreement to one or more of their respective affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of each such person) or, with the Company’s prior written consent, to another person, provided that, in each case, (i) no such assignment shall relieve an Investor of any of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief, and (ii) such assignee agrees in writing to be bound by the terms hereof.

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h. All the agreements, representations and warranties made by each party hereto in this Exchange Agreement shall survive the Closing.

i. The Company may request from the Investor such additional information as the Company may reasonably determine necessary to evaluate the eligibility of the Investor to acquire the Exchange Securities or otherwise consummate or evidence the transaction contemplated by this Exchange Agreement, and the Investor shall promptly provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures, provided that Company agrees to keep any such information provided by the Investor confidential. The Investor hereby agrees that the Exchange Agreement, as well as the nature of the Investor’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the SEC in each case with the Investor’s prior written consent, including filing of a copy of this Exchange Agreement with the SEC as an exhibit to a current or periodic report of the Company.

j. This Exchange Agreement may not be terminated other than pursuant to the terms of Section 6 above. The provisions of this Exchange Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

k. This Exchange Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof.

l. Except as otherwise provided herein, this Exchange Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

m. Each of the parties hereto shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Exchange Agreement and to enforce specifically the terms and provisions of this Exchange Agreement to cause the Closing to occur if the conditions in Section 3 of this Exchange Agreement have been satisfied or, to the extent permitted by applicable law, waived by the applicable party entitled to waive any such condition. Each party hereto further agrees that none of the parties hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7(m), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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n. If any provision of this Exchange Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Exchange Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

o. This Exchange Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

p. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Exchange Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties hereto further agree not to assert that a remedy of specific enforcement pursuant to this Section 7(p) is unenforceable, invalid, contrary to applicable law or inequitable for any reason and to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The parties acknowledge and agree that this Section 7(p) is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Exchange Agreement.

q. This Exchange Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

r. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS EXCHANGE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS EXCHANGE AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS EXCHANGE AGREEMENT.

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s. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Exchange Agreement must be brought exclusively in the state courts of New York or in the federal courts located in the state and county of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Exchange Agreement may be brought in any other forum. Notwithstanding the foregoing, a final judgement in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 7(b) of this Exchange Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

t. This Exchange Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Exchange Agreement, or the negotiation, execution or performance of this Exchange Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Exchange Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

u. The obligations of the Investor and Kibbutz under this Exchange Agreement are several and not joint with the obligations of any other investor under the Other Exchange Agreements, and the Investors shall not be responsible in any way for the performance of the obligations of any Other Investor under the Other Exchange Agreements. The decision of the Investor to purchase the Exchange Securities pursuant to this Exchange Agreement has been made by the Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither the Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Exchange Agreement, and no action taken by the Investor, Kibbutz or other investors pursuant hereto or thereto, shall be deemed to constitute the Investor, Kibbutz and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor, Kibbutz and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Exchange Agreement and the Other Exchange Agreements. The Investor acknowledges that no Other Investors have acted as agent for the Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of the Investor in connection with monitoring its investment in Exchange Securities or enforcing its rights under this Exchange Agreement. Each of the Investor and Kibbutz shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Exchange Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

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IN WITNESS WHEREOF, each of and Kibbutz have executed or caused this Exchange Agreement to be executed by their respective duly authorized representatives as of the date first set forth above.

Osprey International Limited

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

Kibbutz Holdings S.a.r.l.

By:	/s/ DAVID GALAN
Name:	David Galan
Title:	Authorized Signatory

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IN WITNESS WHEREOF, the Company has accepted this Exchange Agreement as of the date first set forth above.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

Date: 25 January, 2024

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EXECUTION VERSION

Confidential

EXHIBIT A

Form of 6% Convertible Note due 2029

F-1